                                                                  Exhibit 12(a)

                     HSBC AMERICAS, INC. AND SUBSIDIARIES
         CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES (a)
                       (EXCLUDING INTEREST ON DEPOSITS)
                         (IN MILLIONS, EXCEPT RATIOS)

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
                                                               Three Months
                                                            Ended March 31, (b)              Years Ended December 31,
                                                          --------------------       ---------------------------------------
                                                           1996         1995           1995    1994    1993    1992    1991
Income (loss) Before Cumulative Effect of Change
 in Accounting Principle and Extraordinary Item            $ 86          $ 74           $284    ($37)   ($230)   ($88)   ($174)
Applicable Income Tax Expense (Credit)                       49           (62)            52     126       22      30       27
Undistributed Equity Earnings (c)                             1             0(d)           0(d)    4        4       4        5
Fixed Charges:
  Interest On:
   Borrowed Funds                                            30            23             81      81       83      59      143
   Long-Term Debt                                            12            13             50      86      116     155      183
One Third of Rents, Net of Income from Subleases (e)          3             3             12      11       14      13       13
                                                           ----          ----           ----    ----     ----    ----     ----
Total Fixed Charges                                          45            39            143     178      213     227      339
Earnings (Loss) Before Taxes Based on
  Income and Fixed Charges                                 $179          $ 51           $479    $263     $  1    $165     $187
                                                           ----          ----           ----    ----     ----    ----     ----
Consolidated Ratio of Earnings to
 Combined Fixed Charges                                    3.98          1.31           3.35    1.48     0.00    0.73     0.55
                                                           ----          ----           ----    ----     ----    ----     ----

(a) The Three Months Ended March 31, 1995 and the Years Ended December 31, 1995 to 1991 have been restated to include the results of Oleifera Investments, Ltd. merged with the Corporation on January 1, 1996.
(b) Unaudited
(c) Undistributed equity earnings of less than fifty percent owned companies.
(d) Less than $500,000.
(e) The portion deemed representative of the interest factor.
 * The amount by which earnings for the years ended December 31, 1993, 1992 and 1991 were insufficient to cover combined fixed charges were $212 million, $62 million and $152 million respectively (excluding and including interest on deposits).

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